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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d -102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13 d-2 (b)

                        Aspen Insurance Holdings Limited
                        --------------------------------
                                (Name of Issuer)

                Ordinary Shares, $0.15144558 par value per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                   G05384 10 5
                                 --------------
                                 (CUSIP Number)

                                December 3, 2003
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No.G05384 105...

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     1. NAME OF REPORTING PERSONS....................MONTPELIER REINSURANCE LTD.
        I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

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     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (A) [ ].................................................................

        (B) [ ].................................................................
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     3. SEC USE ONLY............................................................
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     4. CITIZENSHIP OR PLACE OR ORGANIZATION     BERMUDA........................
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NUMBER OF      5. SOLE VOTING POWER: 4,000,000 **...............................
SHARES         -----------------------------------------------------------------
BENEFICIALLY   6. SHARED VOTING POWER: 0........................................
OWNED BY EACH  -----------------------------------------------------------------
REPORTING      7. SOLE DISPOSITIVE POWER: 4,000,000.............................
PERSON WITH:   -----------------------------------------------------------------
               8. SHARED DISPOSITIVE POWER: 0...................................
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     9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,000,000

     10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *.....

     11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%.................
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     12. TYPE OF REPORTING PERSON*: CO
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*  SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 4(b) below.

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ITEM 1.

     (a) Name of Issuer: Aspen Insurance Holdings Limited (the "Company")

     (b) Address of Issuer's Principal Executive Offices:

         Victoria Hall
         11 Victoria Street
         Hamilton HM 11
         Bermuda

ITEM 2.

     (a) Name of Person Filing: Montpelier Reinsurance Ltd., a wholly-owned subsidiary of Montpelier Re Holdings Ltd.

     (b) Address of Principal Business Office or, if none, Residence:

         Mintflower Place
         8 Par-La-Ville Road
         Hamilton HM 08
         Bermuda

     (c) Citizenship: Bermuda

     (d) Title of Class of Securities: Ordinary Shares, par value, $0.15144558

     (e) CUSIP Number: G05384 10 5

ITEM 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

(b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [ ]  An investment adviser in accordance with Section 240.13d-I(b)(1)(ii)
         (E);

(f) [ ]  An employee benefit plan or endowment fund in accordance with
         Section 240.13d-I(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]  Group, in accordance with Section 240.13d-l(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

         (a) Amount beneficially owned: See response to Item 9 on page 2.

         (b) Percent of class: See response to Item 11 on page 2.

         In general, except as provided in the Company's Bye-laws, shareholders have one vote for each ordinary share held by them and are entitled to vote at all meetings of shareholders. The Company's Bye-laws provide, among other things, that if, and so long as the ordinary shares of a shareholder in the Company are treated as "controlled shares" (as defined below) of any U.S. Person and such controlled shares constitute 9.5% or more of the

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votes conferred by the issued shares of the Company, then the voting rights with respect to the controlled shares owned by such U.S. Person shall be limited, in the aggregate, to a voting power of less than 9.5%, under a formula specified in the Company's Bye-laws. "Controlled shares" means, among other things, all ordinary shares that a U.S. Person is deemed to beneficially own, directly, indirectly, or constructively (within the meaning of Section 958 of the United States Internal Revenue Code of 1986, as amended). The Bye-laws of the Company also allocate voting power of U.S. Persons with voting power in excess of 9.5% to other shareholders. Therefore, because the Reporting Person is not a U.S. Person, the Reporting Person may have voting rights in excess of one vote per ordinary share. The precise voting power of the Reporting Person will be determined by the Company at the time of any shareholder vote, taking into account the necessary voting adjustments described above based on the overall shareholder base at the time.

         (c) Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote: See response to
          Item 5 on page 2.

               (ii) Shared power to vote or to direct the vote: See response to
          Item 6 on page 2.

              (iii) Sole power to dispose or to direct the disposition of: See response to Item 7 on page 2.

               (iv) Shared power to dispose or to direct the disposition of: See response to Item 8 on page 2.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         N/A

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         N/A.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         N/A.

ITEM 10. CERTIFICATION

(a)      N/A

(b)      N/A.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 12, 2004
                                         ---------------------------------------
                                                           Date

                                                     /s/ T.G.S. Busher
                                         ---------------------------------------
                                                         Signature

                                         T.G.S. Busher / Chief Operating Officer
                                         ---------------------------------------
                                                          Name/Title